

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 22, 2025

James C. Ryan, III
Chief Executive Officer
Old National Bancorp
One Main Street
Evansville, IN 47708

      Re: Old National Bancorp
            Registration Statement on Form S-4
            Filed January 14, 2025
            File No. 333-284281

Dear James C. Ryan, III:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Robert Arzonetti at 202-551-8819 with any questions.

            Sincerely,

            Division of Corporation Finance
            Office of Finance

cc: James J. Barresi